PARSONS/BURNETT/BJORDAHL LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

June 24, 2008

Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

Washington D.C. 20548

Re:

UTEC, Inc.

Form 10

Filed March 31, 2008

File No. 001-34014

Dear Ms. Long:

This letter is in response to your comment letter dated April 28, 2008 in regards to the Form 10 filing of UTEC, Inc, a Nevada corporation ("Company"). Each comment point in your letter will be cross-referenced with point(s) in the Form 10, file number 000-54321, filed on May 14, 2008.

General

1.

The Company has withdrawn its Form 10 filed under Rule 12(b) and has re-filed under Rule 12(g).

2.

The Company has revised and re-filed the Legal Opinion as an exhibit to the Form 10.

Description of Business

General

3.

The Form 10 has been revised on page 4 to disclose sources of statements made in the filing regarding our competitive position.

4.

The Form 10 has been revised throughout to better describe the terms UTEC and the Company. Also, under the Business activity, the Company has explained that it is a developmental stage Company until it acquired the business of its subsidiary.

Corporate History

5.

The Form 10 has been revised on page 23, in the notes to the financial statements and throughout to clarify the terms of the acquisition.

6.

The Form 10 has been revised on page 5 to more clearly describe the relationship among Energetic systems Inc. and Messrs. Villamagna and Taylor.  A diagram of the Company’s organizational structure has been inserted on page 5.

Business of Issuer

7.

The Form 10 has been revised on pages 6-10 to clarify the Company’s business in layman’s terms.

8.

The Form 10 has been revised on pages 5, 6, and 7 to better describe the Company’s business and markets.

9.

The Form 10 has been revised on page 10 to describe the Beta units and their functions.  The contract with the patent holder is attached as an exhibit.

10.

The Form 10 has been revised on Page 9 to describe the effect of compliance with environmental laws.

11.

The Form 10 has been revised on pages 12 and 14 to describe the Company’s intellectual property material to the business and its duration.

12.

The Form 10 has been revised on page 5 to discuss the costs of research and development activities.

Energetic Materials Business Unit

Marketplace

13.

The Form 10 has been revised on page 6 to describe the major customers and their relationship to the Company.

Hazardous Chemicals & Biological Waste Destruction

14.

The Form 10 has been revised on page 8 to expand on the Ceramatec contract.

Management’s Discussion and Analysis

General

15.

The Form 10 has been revised on page 10 to clarify the relationship between the Company and Energetic Systems Inc.

Liquidity and Capital Resources

16.

The Form 10 has been revised on page 15 to describe our liquidity over the next 12 months.

17.

The Form 10 has been revised on pages 14 and 22 to describe the credit facility provided by a shareholder.

18.

The Form 10 has been revised on page 10 to disclose the Company’s ability to continue its business operations in the next 12 months.

Security Ownership of Certain Beneficial Owners and Management

19.

The Form 10 has been revised on page 16 to disclose beneficial ownership of Officers and Directors.

Directors, Officers, Promoters, Control Persons

20.

The Form 10 has been revised on page 17 to provide dates of employment of the officers and directors.

Executive Compensation

Summary Compensation Table

21.

The Form 10 has been revised on page 22 to describe the agreement with Red Stone Management and the agreement has been filed as an exhibit with this filing.

22.

The Form 10 has been revised on page 21 to include the options granted in the Summary Compensation Table.

Options

23.

The Form 10 has been revised on page 22 to set forth director compensation on a separate table.

24.

The Form 10 has been revised on page 22 to describe the Company’s option plan.

Certain Relationships and Related Transactions.

25.

The Form 10 has been revised on page 22 to include all related party disclosures included in Note 5 to the financial statements.

26.

The Form 10 has been revised on page 23 to provide information relating to director independence.

Market Price of and Dividends On the Registrants Common Equity and Other Member Matters.

27.

The Form 10 has been revised on page 25 to disclose that the common stock of the Company is quoted on the OTC Pink Sheets.

28.

The Form 10 has been revised on page 25 to disclose the number of holders of each class of the Company’s stock.

29.

The Form 10 has been revised on page 25 to disclose the Company’s policy on dividends.

Recent Sales of Unregistered Securities

30.

The Form 10 has been revised on page 26 to disclose the exemption from registration of the securities disclosed in this section.

31.

The Form 10 has been revised on page 26 to disclose the exemption from registration of the securities issued to Messrs Zafrani and Pickett.

Exhibits

32.

Following is information regarding exhibits filed with our Form 10:

•

All agreements for the purchase or supply of services and products/materials are entered into in the ordinary course of business.  Hallowell Manufacturing LLC is a subsidiary of Orica USA Inc., itself owned by Orica Limited of Australia.  The services provided to Hallowell, and the terms and conditions under which they are provided are industry sensitive due in part to the composition of the commercial explosives industry (in North America, Orica and Dyno carefully guard disclosure of their business arrangements for competitive and regulatory reasons).  Further, as the two largest explosives manufacturers worldwide, they are important customers of the Company, particularly in terms of the Company’s credibility with other explosives and energetic materials customers.  Finally, management believes it is in the best interest of the Company’s shareholders to maintain strict confidentiality with respect to the Company’s business relationships with Orica and Dyno.  For these reasons, the Company has elected not to file a copy of the Hallowell agreement.

•

All amendments to the articles of incorporation have been attached as exhibits to this filing.

•

The Stock Option Plan has been attached as an exhibit to this filing.

Audited Financial Statements

General

33.. These facts and circumstances are to be taken into consideration when determining if a reverse acquisition has taken place.  Each paragraph below summarizes our response to each of these considerations given in SFAS No. 141, Business Combinations.

1.

The relative voting rights in the combined entity after the combination – The number of shares owned by Energetic Systems, Inc. LLC (ESI) and parties related to ESI total 23,516,000 versus total outstanding common shares at December 31, 2007 of 53,756,159 which is approximately 42% of the total outstanding.  ESI and its related parties remain relatively unchanged since January 10, 2007 the closing date.  This being the case, voting rights accrue to the Preferred Shares with a split between four Directors each with 10,000 shares.  Two of the Directors, David Taylor and Fortunato Villamagna, are related to ESI.  The other two Directors are a part of the group which is related to Lyon Capital Venture Corp.  The group representing ESI does not own more than 50% of the voting rights or more than 50% of the common stock and therefore cannot exercise control over the combined companies.

2.

The existence of a large minority voting interest when no other owner or organized group of owners has a significant voting interest – As noted above no ESI voting group owns 50% of the voting shares.  In addition 20,000,000 shares of the common stock are owned as a block by owners and related parties to the former Lyon Capital.  This block in combination owns about 49% of the outstanding common shares.  Since neither of the organized owners own nor control more than 50% of the voting rights neither party can be considered in control of the combined companies.

3.

The acquiring company is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity - The board of directors is elected by the shareholders each year at the annual meeting.  Since ESI (with or without related parties) has less than 50% of the issued and outstanding shares, it has insufficient shares to elect or appoint a voting majority of the board of the Company.

4.

All else being equal the acquiring entity is the combining entity whose senior management dominates that of the combined entity - The board of directors holds ultimate responsibility for the management of the company.  As noted earlier, since ESI by itself neither controls the board nor appointments to the board, it is not in a position to control the appointment of the Company’s managers.  It follows, therefore, that ESI does not control the management of the company.  The fact that the senior managers of the company are former ESI managers is coincidental, but not unexpected.   UTEC, Inc. has no other business other than that which was acquired with UTEC Corporation.  Logically, in acquiring UTEC Corporation, the Company would want to retain the existing managers.

Given the responses above we do not believe that the transaction should be characterized as a reverse acquisition and that we have properly reported the transaction in a manner consistent with GAAP.

34.

The Form 10 has been revised throughout to describe the fact that there are not three reportable segments of the Company but rather three marketing groups. The Company does not believe that we are required by SFAS 131 to report by segmented operations because our operations do not conform to the definition of and operating segment as defined by paragraph .109 of SFAS 131.  Although our various marketing units do generate revenue and expenses they are not reported to the Directors separately nor is there discrete financial information available to the Directors and Managers of the Company.  Additionally there is only one management structure for the entire operations of the Company and resources and not reviewed and allocated based on distinct operating structures since they don’t structurally exist as distinct operating units.

35.

The Form 10 has been revised in the notes to the financial statements to disclose the option plan of the Company.

Consolidated Balance Sheet

36.

The Form 10 has been revised in the financial statements to present the balance sheet for two fiscal years.

Comparative Consolidated Statements of Stockholders’ Equity

37.

The Form 10 has been revised in the financial statements to describe the shares issued prior to the acquisition compared to the shares issued after the acquisition.

38.

The Form 10 has been revised in the financial statements to reflect the non-cash financing activity.

39.

The Form 10 has been revised on page 35 and in Note 10 to the financial statements to describe shares issued for services performed.

Note 2 – Acquisitions

(b) Purchase Price

40.

The Form 10 has been revised on page 39 to correct the preferred shares issued from 10,000 to 20,000.

Note 6 – Intangible Assets

41.

The Form 10 has been revised in the notes to the financial statements to describe the prepaid ground lease separately from the intangible assets.

Note 11 – Subsequent Events

The Form 10 has been revised in the notes to the financial statements to revise that the exercise price is 65% of the fair value of the shares on March 26, 2008.

Very truly yours.

PARSONS/BURNETT/BJORDAHL, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs

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